ALLIANCE RECOVERY CORP.

#390-1285 N. Telegraph Road

Monroe, Michigan 48162-3368

(519) 671-0417

June 20, 2006

U.S. Securities & Exchange Commission

Office of Small Business

450 Fifth Street NW

Washington, D.C. 20549

Re:	ALLIANCE RECOVERY CORP.
File No. 333-121659

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-121659, to 10:00 A.M. on June 21, 2006 or as soon as practicable thereafter.

We are also aware that:

•	Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Very truly yours,

ALLIANCE RECOVERY CORP.

/s/ Peter Vaisler

PRESIDENT

CHIEFEXECUTIVE OFFICER